K-SEA GP HOLDINGS LP
One Tower Center Boulevard, 17th Floor
East Brunswick, New Jersey 08816
(732) 565-3818

October 7, 2008

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

    Re:
    K-Sea GP Holdings LP
    Withdrawal of Registration Statement on Form S-1 (Registration No. 333-149541)

Ladies and Gentlemen:

        Pursuant to Rule 477 of Regulation C promulgated under the Securities Act of 1933, as amended, K-Sea GP Holdings LP, a Delaware limited partnership (the "Registrant"), hereby respectfully requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of its Registration Statement on Form S-1 that was initially filed with the Commission on March 5, 2008 (Registration No. 333-149541), together with all exhibits and amendments thereto (the "Registration Statement"), effective as of the date first set forth above. The Registrant no longer intends to proceed with a registered public offering of its securities at this time. The Registrant believes the withdrawal to be consistent with the public interest and the protection of investors.

        The Registrant confirms that the Registration Statement has not been declared effective and that no securities have previously been sold in connection with the proposed offering. Accordingly, the Registrant requests that the Commission issue an order granting the withdrawal of the Registration Statement as soon as possible.

        We appreciate your assistance and should you need any additional information, please feel free to contact Sean T. Wheeler of Baker Botts L.L.P. at (713) 229-1268.

Respectfully submitted,
K-SEA GP HOLDINGS LP
By:	K-Sea GP LLC, its General Partner
By:	/s/ TIMOTHY J. CASEY Timothy J. Casey President and Chief Executive Officer
cc:
Daniel Morris (Commission)
Sean T. Wheeler (Baker Botts L.L.P.)